ELLINGTON FINANCIAL INC.
53 Forest Avenue
Old Greenwich, Connecticut 06870

April 1, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-230416) of Ellington Financial Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated to 4:00 p.m., Washington, D.C. time, on April 3, 2019, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing to Daniel M. LeBey of Vinson & Elkins L.L.P. at (804) 327-6310

Very truly yours,

ELLINGTON FINANCIAL INC.

By:/s/ Laurence Penn
Name: Laurence Penn
Title: Chief Executive Officer and President

Enclosures

cc:

Jason S. Frank, Ellington Financial Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.